Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement on the Forthcoming Presentation Regarding the 2022 Third Quarterly Results of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

11 November 2022

As at the date of this announcement, the directors include Ma Xu Lun and Han Wen Sheng as executive directors; and Liu Chang Le, Gu Hui Zhong, and Guo Wei as independent non-executive directors.

Stock Code: 600029    Stock Short Name: China South Air    Notice No.: Lin 2022-064

ANNOUNCEMENT ON THE FORTHCOMING PRESENTATION

REGARDING THE 2022 THIRD QUARTERLY RESULTS OF

CHINA SOUTHERN AIRLINES COMPANY LIMITED

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omissions, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Important Notice:

•	Time of the Presentation: 16:00-17:00 on Monday, 21 November 2022

•	Venue of the Presentation: SSE Roadshow Center

(website: http://roadshow.sseinfo.com/)

•	Way of Presentation: Online interaction through SSE Roadshow

•

Investors can raise their questions from 14 November 2022 (Monday) to 16:00 on 18 November 2022 (Friday) by visiting the home page of SSE Roadshow and clicking “Preliminary Collection of Questions” or through email to the Company’s email address ir@csair.com, and the Company will answer the common concerned questions of investors during the Presentation.

China Southern Airlines Company Limited (the “Company”) has published the 2022 Third Quarterly Report of the Company on 29 October 2022. To facilitate a more comprehensive and deeper understanding about the Company’s operating results and financial conditions in the third quarter of 2022, the Company proposes to convene a presentation regarding the 2022 third quarterly results at 16:00-17:00 on 21 November 2022 (the “Presentation”) to explain concerned questions of investors.

I.	Type of the Presentation

The Presentation will be convened through online interaction, during which the Company will communicate with investors regarding the 2022 third quarterly operating results and the particulars of financial indicators, and answer common concerned questions of investors as permitted by the rules on information disclosure.

II.	Time, Venue and Way of Presentation

(i)	Time of the Presentation: 16:00-17:00 on 21 November 2022

(ii)	Venue of the Presentation: SSE Roadshow Center

(website: http://roadshow.sseinfo.com/)

(iii)	Way of Presentation: Online interaction through SSE Roadshow

III.	Participants

Mr. Yao Yong, Executive Vice President, Chief Accountant and Chief Financial Officer of the Company; Mr. Chen Wei Hua, Chief Legal Advisor and the Secretary to the Board; Mr. Wang Zhen, Director General of Marketing Management Committee; Mr. Yuan Jin Tao, General Manager of Strategic Planning & Investment Division; Ms. Mao Juan, General Manager of Finance Department; and Mr. Liu Zu Bin, Chairman of China Southern Air Logistics Company Limited.

IV.	Investors’ Participation

(i)

Investors can participate in the Presentation online at 16:00-17:00 on Monday, 21 November 2022 by visiting SSE Roadshow at http://roadshow.sseinfo.com/, and the Company will answer investors’ questions in a timely manner.

(ii)

Investors can raise their questions to the Company by visiting the home page of SSE Roadshow from 14 November 2022 (Monday) to 16:00 on 18 November 2022 (Friday), clicking “Preliminary Collection of Questions” at http://roadshow.sseinfo.com/questionCollection.do and selecting this event by time, or through email to the Company’s email address ir@csair.com. The Company will answer the common concerned questions of investors during the Presentation.

V.	Contact Person and Consult Methods

Contact person: Mr. Wu

Tel: (8620) 86112480

E-mail: ir@csair.com

VI.	Other Matters

After the Presentation, investors may visit SSE Roadshow at http://roadshow.sseinfo.com to access materials on the convention and major contents of the Presentation.

The Board of Directors of

China Southern Airlines Company Limited

11 November 2022

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